UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Skyline Champion Corporation
(Name of Issuer)
Common Stock, par value $0.0277 per share
(Title of Class of Securities)
830830105
(CUSIP Number)

Ms. Susanne V. Clark
375 Park Avenue
New York, NY 10152
(212) 672-5000

With a copy to each of:

Craig Marcus
Zachary Blume
Ropes & Gray LLP
800 Boylston Street
Boston, MA 02199
(617) 951-7000

Caroline B. Gottschalk
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-3523
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 830830105	SCHEDULE 13D	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS Centerbridge Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,473,147
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,473,147
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,473,147
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 830830105	SCHEDULE 13D	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS Centerbridge Capital Partners Strategic, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 151,351
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 151,351
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 830830105	SCHEDULE 13D	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS CCP Champion Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 110,025
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 110,025
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,025
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 830830105	SCHEDULE 13D	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS Centerbridge Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,734,523
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,734,523
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,734,523
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 830830105	SCHEDULE 13D	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS Centerbridge Cayman GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,734,523
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,734,523
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,734,523
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 830830105	SCHEDULE 13D	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS Centerbridge Capital Partners SBS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 41,048
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 41,048
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 830830105	SCHEDULE 13D	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSONS CCP SBS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 41,048
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 41,048
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 830830105	SCHEDULE 13D	Page 9 of 17 Pages

1	NAMES OF REPORTING PERSONS Mark T. Gallogly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,775,571
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,775,571
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,775,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 830830105	SCHEDULE 13D	Page 10 of 17 Pages

1	NAMES OF REPORTING PERSONS Jeffrey H. Aronson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,775,571
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,775,571
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,775,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
This Amendment No. 4 (this “Amendment No. 4”) to the Statement on Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D filed on June 11, 2018 with the U.S. Securities and Exchange Commission (the “SEC”), as amended by Amendment No. 1 to the Schedule 13D filed on August 8, 2018, as amended by Amendment No. 2 to the Schedule 13D filed on August 14, 2018, as amended by Amendment No. 3 to the Schedule 13D filed on September 25, 2018 (collectively, the “Schedule 13D”) with respect to the shares of common stock, par value $0.0277 per share (“Common Stock”), of Skyline Champion Corporation (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and supplemented by the following:

November 2018 Underwriting Agreement
After the close of business on November 27, 2018, the Centerbridge Funds and certain other Sponsors (collectively, the “Selling Shareholders”) entered into an underwriting agreement (the “November 2018 Underwriting Agreement”) with the Issuer and Morgan Stanley & Co. LLC (the “Underwriter”), pursuant to which the Underwriter agreed to purchase an aggregate of 4,500,000 shares of Common Stock from the Selling Shareholders in a secondary block trade at a price of $21.80 per share.  The sale closed on November 30, 2018.  Additionally, the Underwriters have a 30-day option to purchase an additional 675,000 shares from the Selling Shareholders under the November 2018 Underwriting Agreement.
November 2018 Lock-up Agreement
In connection with the Underwriting Agreement, each of the Selling Shareholders entered into a lock-up agreement (the “November 2018 Lock-up Agreement”) with the Underwriter.  Under the November 2018 Lock-up Agreement, each Selling Shareholder agreed, subject to specified exceptions, not to offer, sell, pledge or otherwise transfer any shares of Common Stock, or securities convertible into or exercisable or exchangeable for shares Common Stock, for 45 days after November 27, 2018 without first obtaining the written consent of the Underwriter.
The summaries of the November 2018 Underwriting Agreement and November 2018 Lock-up Agreement contained in this Item 4 are qualified in their entirety by reference to such agreements, each of which is filed as an exhibit hereto and incorporated by reference herein.
Item 5.	Interest in Securities of the Issuer. Items 5(a)-(c) of this Schedule 13D are hereby amended and restated as follows:

(a) – (b) The percentages of Common Stock reported herein are based on 56,713,294 shares of Common Stock being outstanding upon completion of the offering described herein, as disclosed by the Issuer in its prospectus supplement on Form 424B4 filed with the Securities and Exchange Commission (“SEC”) on November 29, 2018.
Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own Common Stock as follows:
 1.  Centerbridge Capital Partners, L.P.
a.  Amount beneficially owned: 4,473,147
b.  Percent of class: 7.9%
c.  Voting and dispositive power:
i.  Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 4,473,147
iii. Sole power to dispose or direct the disposition of: 0
iv. Shared power to dispose or direct the disposition of: 4,473,147

CCP has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which powers may also be exercised by Centerbridge Associates, its general partner, and Cayman GP, the general partner of Centerbridge Associates.  Neither Centerbridge Associates nor Cayman GP directly owns any of the shares of Common Stock.  By reason of the provisions of Rule 13d-3 under the Act, each may be deemed to beneficially own the shares of Common Stock beneficially owned by CCP.  However, none of the foregoing should be construed in and of itself as an admission by Centerbridge Associates or Cayman GP or by any Reporting Person as to beneficial ownership of Common Stock owned by another Reporting Person.  In addition, each of Centerbridge Associates and Cayman GP expressly disclaims beneficial ownership of shares of Common Stock owned by CCP.
2.  Centerbridge Capital Partners Strategic, L.P.
a.  Amount beneficially owned: 151,351
b.  Percent of class: 0.3%
c.  Voting and dispositive power:
i.  Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 151,351
iii. Sole power to dispose or direct the disposition of: 0
iv. Shared power to dispose or direct the disposition of: 151,351

CCPS has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which powers may also be exercised by Centerbridge Associates, its general partner, and Cayman GP, the general partner of Centerbridge Associates.  Neither Centerbridge Associates nor Cayman GP directly owns any of the shares of Common Stock.  By reason of the provisions of Rule 13d-3 under the Act, each may be deemed to beneficially own the shares of Common Stock beneficially owned by CCPS.  However, none of the foregoing should be construed in and of itself as an admission by Centerbridge Associates or Cayman GP or by any Reporting Person as to beneficial ownership of Common Stock owned by another Reporting Person.  In addition, each of Centerbridge Associates and Cayman GP expressly disclaims beneficial ownership of shares of Common Stock owned by CCPS.
3.  CCP Champion Investors, LLC
a.  Amount beneficially owned: 110,025
b.  Percent of class: 0.2%
c.  Voting and dispositive power:
i.  Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 110,025
iii. Sole power to dispose or direct the disposition of: 0
iv. Shared power to dispose or direct the disposition of: 110,025

CCPCI has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which powers may also be exercised by Centerbridge Associates, its manager, and Cayman GP, the general partner of Centerbridge Associates.  Neither Centerbridge Associates nor Cayman GP directly owns any of the shares of Common Stock.  By reason of the provisions of Rule 13d-3 under the Act, each may be deemed to beneficially own the shares of Common Stock beneficially owned by CCPCI.  However, none of the foregoing should be construed in and of itself as an admission by Centerbridge Associates or Cayman GP or by any Reporting Person as to beneficial ownership of Common Stock owned by another Reporting Person.  In addition, each of Centerbridge Associates and Cayman GP expressly disclaims beneficial ownership of shares of Common Stock owned by CCPCI.
4.  Centerbridge Associates, L.P. and Centerbridge Cayman GP Ltd.
a.  Amount beneficially owned: 4,734,523
b.  Percent of class: 8.3%
c.  Voting and dispositive power:
i.  Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 4,734,523
iii. Sole power to dispose or direct the disposition of: 0
iv. Shared power to dispose or direct the disposition of: 4,734,523

Neither Centerbridge Associates nor Cayman GP directly owns any shares of Common Stock.  Centerbridge Associates, as general partner of CCP and CCPS, and as manager of CCPCI, has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by CCP, CCPS and CCPCI, which powers may also be exercised by Cayman GP, the general partner of Centerbridge Associates.  By reason of the provisions of Rule 13d-3 under the Act, Centerbridge Associates and Cayman GP may be deemed to beneficially own the shares of Common Stock beneficially owned by CCP, CCPS and CCPCI.  However, none of the foregoing should be construed in and of itself as an admission by Centerbridge Associates or Cayman GP or by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.  In addition, each of Centerbridge Associates and Cayman GP expressly disclaims beneficial ownership of shares of Common Stock owned by CCP, CCPS and CCPCI.

5.  Centerbridge Capital Partners SBS, L.P. and CCP SBS GP, LLC
a.  Amount beneficially owned: 41,048
b.  Percent of class: 0.1%
c.  Voting and dispositive power:
i.  Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 41,048
iii. Sole power to dispose or direct the disposition of: 0
iv. Shared power to dispose or direct the disposition of: 41,048

SBS has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which powers may also be exercised by SBS GP, its general partner.  SBS GP does not directly own any of the shares of Common Stock.  By reason of the provisions of Rule 13d-3 under the Act, SBS GP may be deemed to beneficially own the shares of Common Stock beneficially owned by SBS.  However, none of the foregoing should be construed in and of itself as an admission by SBS GP or by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.  In addition, SBS GP expressly disclaims beneficial ownership of shares of Common Stock owned by SBS.
6.  Mark T. Gallogly and Jeffrey H. Aronson
a.  Amount beneficially owned: 4,775,571
b.  Percent of class: 8.4%
c.  Voting and dispositive power:
i.  Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 4,775,571
iii. Sole power to dispose or direct the disposition of: 0
iv. Shared power to dispose or direct the disposition of: 4,775,571

Messrs. Gallogly and Aronson, indirectly, through various intermediate entities control each of the Centerbridge Funds.  Neither Mr. Gallogly nor Mr. Aronson directly owns any of the shares of Common Stock.  By reason of the provisions of Rule 13d-3 under the Act, each may be deemed to beneficially own the shares of Common Stock beneficially owned by the Centerbridge Funds.  However, none of the foregoing should be construed in and of itself as an admission by Messrs. Gallogly or Aronson or by any Reporting Person as to beneficial ownership of the shares of Common Stock owned by another Reporting Person.  In addition, each of Mr. Gallogly and Mr. Aronson expressly disclaims beneficial ownership of the shares of Common Stock owned by any of the Centerbridge Funds.
By virtue of the Investor Rights Agreement and the Coordination Agreement, the Reporting Persons and other Sponsors may be deemed to be members of a “group” (within the meaning of Rule 13d-5 under the Act) that beneficially owns an aggregate of 15,514,961 shares, or approximately 27.4%, of the outstanding shares of Common Stock (after giving effect to the distributions in kind described in Item 5(c) below).  However, the filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons and the other Sponsors are members of any such group.  Each of the other Sponsors is separately filing a Schedule 13D reporting its beneficial ownership of the shares of Common Stock held by it. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held by each of the other Sponsors.
(c) The Centerbridge Funds sold the following shares pursuant to the November 2018 Underwriting Agreement on November 30, 2018 at a price of $21.80 per share:

Reporting Person	Number of Shares Sold
Centerbridge Capital Partners, L.P.	1,635,498
Centerbridge Capital Partners Strategic, L.P.	56,768
CCP Champion Investors, LLC	42,047
Centerbridge Capital Partners SBS, L.P.	15,687

Additionally, on or about November 30, 2018, CCP and CCPS distributed  73,929 and 1,071 shares, respectively, to Centerbridge Associates, their general partner, which shares had previously been indirectly beneficially owned by Centerbridge Associates through its direct interest in such funds.  Centerbridge Associates held these shares as nominee for certain indirect beneficial owners, including Mr. Gallogly, pending charitable donations.  These shares will be donated to charities on or about November 30, 2018.
Except for the transactions described herein, no Reporting Person has effected any transaction in the Common Stock within the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended and supplemented by the following:
The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended by adding the following at the end thereof:

Exhibit No.

13. 14.
Underwriting Agreement, dated November 27, 2018, by and among the Issuer, Sankaty Champion Holdings, LLC, Sankaty Credit Opportunities IV, L.P., Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P., CCP Champion Investors, LLC, MAK Champion Investment LLC, MAK-RO Capital Master Fund L.P., and the Underwriter (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 29, 2018).

Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 29, 2018).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 30, 2018

CENTERBRIDGE CAPITAL PARTNERS, L.P. BY: CENTERBRIDGE ASSOCIATES, L.P., its general partner BY: CENTERBRIDGE CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS STRATEGIC, L.P. BY: CENTERBRIDGE ASSOCIATES, L.P., its general partner BY: CENTERBRIDGE CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CCP CHAMPION INVESTORS, LLC

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CENTERBRIDGE ASSOCIATES, L.P. BY: CENTERBRIDGE CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CENTERBRIDGE CAYMAN GP LTD.

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS SBS, L.P. BY: CCP SBS GP, LLC, its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CCP SBS GP, LLC

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

MARK T. GALLOGLY

/s/ Mark T. Gallogly
Mark T. Gallogly

JEFFREY H. ARONSON

/s/ Jeffrey H. Aronson
Jeffrey H. Aronson

[Skyline Champion Corporation – Schedule 13D/A]

INDEX TO EXHIBITS

This Index is hereby amended by adding the following at the end thereof:

13. 14.
Underwriting Agreement, dated November 27, 2018, by and among the Issuer, Sankaty Champion Holdings, LLC, Sankaty Credit Opportunities IV, L.P., Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P., CCP Champion Investors, LLC, MAK Champion Investment LLC, MAK-RO Capital Master Fund L.P., and the Underwriter (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 29, 2018).

Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 29, 2018).